Exhibit 99.1

Ku6 Media Receive Non-Compliance Notice from Nasdaq

BEIJING, China, August 19, 2015 — Ku6 Media Co., Ltd. (the “Company,” NASDAQ: KUTV) today announced that on August 18, 2015, the Company received a letter from The NASDAQ Stock Market LLC (“NASDAQ”) notifying it that for the prior 30 consecutive business days, the Company’s listed securities failed to maintain a minimum bid price of US$1 per share. Consequently, the Company failed to comply with the requirement for continued listing pursuant to NASDAQ Listing Rule 5450(a)(1) (the “MBP Rule”).

NASDAQ further stated that in accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company will be provided 180 calendar days, or until February 16, 2016, to regain compliance with the MBP Rule. NASDAQ will deem the Company to have regained compliance under the MBP Rule if at any time before February 16, 2016 the closing bid price for the Company’s securities is at least US$1 for a minimum of ten consecutive business days.

As previously disclosed by the Company, on August 13, 2015, the Company received a letter from NASDAQ notifying it that for the prior 30 consecutive business days, the Company’s listed securities failed to maintain a minimum market value of US$50,000,000, and the Company’s publicly held securities failed to maintain a minimum market value of US$15,000,000, respectively. Consequently, deficiencies exist with regard to the requirements for continued listing pursuant to NASDAQ Listing Rule 5450(b)(2)(A) (the “MVLS Rule”) and NASDAQ Listing Rule 5450(b)(2)(C) (the “MVPHS Rule”).

NASDAQ further stated that in accordance with NASDAQ Listing Rules 5810(c)(3)(C) and 5810(c)(3)(D), the Company will be provided 180 calendar days, or until February 9, 2016, to regain compliance with the MVLS Rule and the MVPHS Rule. NASDAQ will deem the Company to have regained compliance under the MVLS Rule if at any time before February 9, 2016 the market value of the Company’s listed securities closes at US$50,000,000 or more for a minimum of ten consecutive business days. NASDAQ will deem the Company to have regained compliance under the MVPHS Rule if at any time before February 9, 2016 the market value of the Company’s publicly held securities closes at US$15,000,000 or more for a minimum of ten consecutive business days.

These notifications do not impact the listing and trading of the Company’s securities at this time. However, the NASDAQ letters also state that, if the Company does not regain compliance with the MBP Rule by February 16, 2016 or the MVLS Rule or the MVPHS Rule by February 9, 2016, the Company will receive written notification from NASDAQ that the Company’s securities are subject to delisting. The Company is reviewing its options for regaining compliance with the MBP Rule, the MVLS Rule and MVPHS Rule. There can be no assurance that the Company will be able to regain compliance with the MBP Rule, the MVLS Rule, MVPHS Rule or any other Nasdaq continued listing requirements in a timely fashion.

About Ku6 Media Co., Ltd.

Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Safe Harbor Statement

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and user preference in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Nan Guan

Acting Investor Relations Manager

Tel: +86 10 5758 6841

Email: ir@ku6.com